
September 14, 2017

Via Email
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re: KKR & Co. L.P.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 4, 2017**
> **File No. 001-34820**

Dear Mr. Janetschek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 1. Organization

PAAMCO Prisma, page 12

1. We note on June 1, 2017, KKR completed its transaction to combine PAAMCO and KKR Prisma to create PAAMCO Prisma, a leading liquid alternatives investment firm, which operates independently from KKR. In connection with this transaction, KKR contributed $114.1 million of net assets in exchange for a 39.9% equity interest in PAAMCO Prisma and the right to receive certain payments from PAAMCO Prisma. We also note that KKR reports its investment in PAAMCO Prisma using the equity method of accounting. Please clarify whether PAAMCO Prisma is considered a variable interest entity or a voting rights entity and address the following:

   - Tell us the purpose and design of PAAMCO Prisma, including who participated in the design of the entity.

- Clarify KKR's rights and obligations to PAAMCO Prisma, specifically as it relates to KKR's "right to receive certain payments."

- Tell us the significant activities that most impact the economic performance of PAAMCO Prisma and how decisions are made over those activities. As part of your response, tell us KKR's rights and involvement over decision making of the entity, including whether KKR is a general partner, limited partner or other.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating and Performance Measures, page 78

2. We note your presentation of a full non-GAAP income statement on page 79. Please revise to remove your full non-GAAP income statement or revise your presentation in future filings so that it complies with Question 102.10 and 104.04 (and any other prominence considerations) of the updated non-GAAP C&DI Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the "updated Non-GAAP C&DI").

Expenses Allocated to Principal Activities, page 93

3. We note in 2017 that you changed the expense allocation to your Principal Activities segment. In this regard, we note that the allocation percentage for 2017 will not be more than 25.7% based on cumulative revenues earned since 2009, whereas the 2016 allocation is based on revenues earned in 2015, 2014, 2013 and 2012. Please tell us how you considered the guidance in ASC 280-10-50-36 in showing all segment information on a comparable basis. In this regard, tell us why you did not revise the 2016 allocation to also be based on cumulative revenues since 2009.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein, Staff Accountant at (202) 551-3847 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services